Exhibit 99.5

CERTIFICATE OF QUALIFIED PERSON

I, Jay Horton, P.Eng., am employed as the Manager, Technical Services with Norwest Corporation (Norwest).

This certificate applies to the technical report prepared for New Gold Inc (New Gold) titled “Blackwater Gold Project, British Columbia, NI 43-101 Technical Report on Feasibility Study” that has an effective date of 14 January, 2014 (the “technical report”).

I am a Professional Engineer of the Association of Professional Engineers and Geoscientists of British Columbia (Member #29093).  I graduated with a Bachelor of Applied Science degree from the University of British Columbia in 1999.

I have practiced my profession for 15 years.  I have been directly involved in both surface and underground mine design over a range of commodities.  I have worked on gold mining projects for 11years.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I have visited the Blackwater Gold Project on 22 May, 2013.

I am responsible for Section 15, Sections 16.3 to 16.7, Section 21.2.2 and those portions of Sections 1, 24.1, 25, 26, and 27 that pertain to those Sections as well as portions of Sections 2, 3, 21.1.6, 21.1.7, and 21.2.5 of the technical report.

I am independent of New Gold as independence is described by Section 1.5 of NI 43–101.

I have been involved with New Gold during the preparation of the 2013 feasibility study and the preparation of this technical report.

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated: 22 January 2014

“Signed and sealed”

Jay Horton, P.Eng.

Jay Horton, P.Eng. Suite 1830, 1066 W. Hastings Street Vancouver, BC V6E 3X2 Telephone (604) 602-8992	www.norwestcorp.com